Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022


                                          July 6, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Robert Plesnarski, Esq.

                  Re:   NRT Incorporated
                        Registration Statement on Form 8-A
                        (File No. 000-26243)


Ladies and Gentlemen:

            On behalf of NRT Incorporated ("NRT"), we hereby request withdrawal of NRT's Registration Statement on Form 8-A (File No.
000-26243), which was filed with the Securities and Exchange Commission on June 2, 1999. Please call the undersigned at (212) 735-7886 with any questions.


                                    Very truly yours,


                                    /s/  Thomas W. Greenberg

                                    Thomas W. Greenberg